

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 31, 2009

Victor P. Patrick
Vice Chairman, Chief Financial Officer and General Counsel
Walter Industries, Inc.
4211 W. Boy Scout Boulevard
Tampa, Florida 33607

       Re: **Walter Industries, Inc.**
                Schedule 14A Preliminary Proxy Statement
                Filed March 10, 2009
                Response Letter dated March 27, 2009
                File No. 001-13711

Dear Mr. Patrick:

We have completed our review of your Schedule 14A Preliminary Proxy Statement and related filings and have no further comments at this time.

                                Sincerely,

                                H. Roger Schwall
                                Assistant Director